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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.       Name and Address of Reporting Person*

Leenhouts,                 Nelson                    B.
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(Last)                    (First)                  (Middle)

62 Woodbury Place
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                          (Street)

Rochester,                    New York                 14618
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  (City)                    (State)                   (Zip)
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2.       Issuer Name and Ticker or Trading Symbol

Home Properties of New York, Inc. (HME)
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3.       IRS or Social Security Number of Reporting Person(Voluntary)

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4.       Statement for Month/Year

        August, 2001
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5.       If Amendment, Date of Original (Month/Year)

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6.       Relationship of Reporting Person to Issuer
        (Check all applicable)

( X  )  Director                   (    )  10% Owner
( X  )  Officer (give title below) (    )  Other (specify below)

       President, Co-Chief Executive Officer
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7.       Individual or Joint/Group Filing (Check applicable line)

        (  X  )  Form Filed by One Reporting Person

        (     )  Form Filed by More than One Reporting Person
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================

                                                       4. Securities Acquired
                                                       (A) Or Disposed of (D)
                                                       (Instr. 3, 4 and 5)
                                                       -----------------------      5.                   6.Ownership  7. Nature of
                    2.               3.                            A                 Amount of Securities  Form         Indirect
1.                  Transaction      Transaction                   or                Beneficially Owned    Direct (D)   Beneficial
Title of Security   Date             Code              Amount      D      Price      at End of Month       or Indirect  Ownership
(Instr. 3)          (mm/dd/yy)       (Instr. 8)                                      (Instr. 3 and 4)      (I)(Instr.4) (Instr. 4)
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
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock            2/5/01       G    V            1,462       D
  Par Value $.01
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Common Stock            8/8/01       M    V            9,000       A    $25.1250
  Par Value $.01
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Common Stock            8/8/01       S                 2,000       D    $30.40
  Par Value $.01
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Common Stock,          8/16/01       S                 2,000       D    $30.90            156,536                D
  Par Value $.01

==================================================================================================================================

o If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

               TABLE II - Derivative Securities Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)

        ================================================================

                                                                                                             9.     10.   11.
                                                                                                             Number Owner Nature
                                        5.                                                                   of     ship  of
                                        Number of                                                            Deriv- Form  Indirect
                                        Derivative   6. Date                7.                               ative  of    Benefi-
             2.       3.        4.      Securities   Exercisable            Title                    8.      Secur- Deriv ficial
1.           Price    Trans-    Trans-  Acquired (A) and                    and Amount of            Price   ities  ative Owner-
Title of     of       action    action  or Disposed  Expiration             Underlying               of      Benefi-Secur ship
Derivative   Deriv-   Date      Code    of (D)       Date                   Securities               Deriv-  cially ity   (Instr.
Security     ative    (month/   (Instr. (Instr. 3,4 (Month/Day/Year)        (Inst. 3 and 4)          ative   Owned  (D) or 4)
(Instr.3)    Security day/year)  8)     and 5        -------------------    -----------------------  Secur-  at End (I)
                                        (A)      (D) Date         Expira-                 Amount or  ity     of
                                                     Exer-        ation     Title         Number of  (Instr. Month
                                                     cisable      Date                    Shares        5)   (Instr4)
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
-----------------------------------------------------------------------------------------------------------------------------------
Units of
Limited
Partnership   (1)         *       *        *       *      *         *          *             *          *         219  D
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Units of
Limited
Partnership   (1)         *       *        *       *      *         *          *             *          *       4,005  I   Leenhouts
                                                                                                                           Ventures
                                                                                                                           (2)
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Units of
Limited
Partnership   (1)         *       *        *       *      *          *         *             *          *     214,688  I    Home
                                                                                                                            Leasing
                                                                                                                            (3)
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Units of
Limited
Partnership   (1)         *        *       *       *      *          *         *             *          *      50,000  I    Spouse
                                                                                                                             (4)
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Option to
Purchase
Common Stock $20.50       *        *       *       *      *          *         *            *           *       1,468   D
----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $26.50       *        *       *       *      *          *         *            *           *      15,000   D
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Option to
Purchase
Common Stock $25.1250   8/8/01     M            9,000    8/4/99     8/4/08    Common Stock 9,000                6,000    D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $27.1250     *        *        *      *      *          *         *            *           *      50,000   D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock $31.3750     *        *        *      *      *          *         *            *           *      50,000   D
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Option to
Purchase
Common Stock $30.15    7/31/01   A V   50,000            (6)          7/31/   Common Stock  50,000             50,000   D
                                                                       2011
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Phantom
Stock Unit   1-for-1      *      *       *          *     *          *         *            *           *     2,085 (7) D
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Phantom
Stock Unit   1-for-1      *      *       *          *      *         *         *            *           *     4,509 (8) D
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Phantom
Stock Unit   1-for-1      *      *        *         *      *         *         *            *           *     1,356 (9) D
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

Explanation of Responses:

* Previously reported.
1. Units of Limited Partnership interests in Home Properties of New York, L.P., a New York limited partnership of which the Issuer is the General Partner. The Reporting Person has the right to redeem the units for cash. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.
2.    Nelson Leenhouts is a general partner of Leenhouts Ventures.
      Represents his proportionate interest in that entity.
3. Nelson Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.
4. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
5. The option vests in five equal annual installments beginning on July 31, 2002.
6. Includes 372 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 24, 2001.
7. Includes 584 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 24, 2001.
8. Includes 51 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 24, 2001.

/s/ Nelson B. Leenhouts                     September 7, 2001
-------------------------                   ----------
  ** Signature of Reporting Person           Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101
(b) (4) or Regulation S-T.